Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 22 DATED DECEMBER 21, 2012
TO THE PROSPECTUS DATED OCTOBER 7, 2011
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 7, 2011, as supplemented by supplement no. 12 dated April 20, 2012, supplement no. 17 dated July 20, 2012, supplement no. 18 dated August 14, 2012, supplement no. 19 dated October 9, 2012, supplement no. 20 dated October 15, 2012 and supplement no. 21 dated November 9, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office building containing 364,366 rentable square feet in Irving, Texas.
Probable Real Estate Investment
The Tower on Lake Carolyn
On December 18, 2012, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an office building containing 364,366 rentable square feet located on approximately 3.5 acres of land in Irving, Texas (the “Tower on Lake Carolyn”).  The seller is not affiliated with us or our advisor.  The contractual purchase price of the Tower on Lake Carolyn is approximately $46.3 million plus closing costs.  We intend to fund the purchase of the Tower on Lake Carolyn with proceeds from this offering and proceeds from existing credit facilities. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition.  In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.5 million of earnest money.
The Tower on Lake Carolyn was built in 1988 and renovated in 2007. As of December 1, 2012, the Tower of Lake Carolyn was 83% leased to 42 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of the Tower on Lake Carolyn is approximately $5.4 million. The current weighted-average remaining lease term for the tenants is approximately 4.4 years.  The current weighted-average rental rate over the remaining lease term is $21.55 per square foot.
Currently, the Tower on Lake Carolyn has one tenant that individually occupies more than 10% of the total rentable square feet of the property. The tenant is in the oil and gas industry and has operations in the United States, Canada, Europe and Asia. This tenant occupies 41,480 rentable square feet, or approximately 11% of the total property rentable square feet. Its lease expires on June 30, 2020, with a one-time five-year extension option. The tenant also has a one-time option to terminate a portion of the lease (4,738 square feet) effective on May 31, 2018, subject to a termination fee. As of December 1, 2012, the annualized base rent for this tenant was approximately $0.8 million, the remaining lease term was approximately 7.6 years and the average annual rental rate over the remaining lease term was $20.13 per square foot.

The average occupancy rate for the Tower on Lake Carolyn during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	85%
2008	82%
2009	83%
2010	84%
2011	79%
The average effective annual rental rate per square foot for each of the last five years for the Tower on Lake Carolyn was as follows:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2007	$17.61
2008	$18.02
2009	$19.56
2010	$20.47
2011	$20.09
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(1)Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
The table below sets forth a schedule for expiring leases for the Tower on Lake Carolyn by square footage and by annualized effective base rent as of December 1, 2012.

Year	Number of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2012	1	$88,528	2%	4,024	1%
2013	5	650,771	12%	26,185	9%
2014	6	719,984	13%	31,886	11%
2015	9	1,007,219	19%	45,946	16%
2016	5	208,891	4%	12,987	4%
2017	4	716,247	13%	32,527	11%
2018	7	669,736	13%	56,335	20%
2019	3	377,771	7%	34,992	12%
2020	2	915,811	17%	46,466	16%
2021	—	—	—	—	—
Thereafter	—	—	—	—	—
We believe that the Tower on Lake Carolyn is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire the Tower on Lake Carolyn, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Tower on Lake Carolyn, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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